UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma to Submit FDA-Approved Talicia® for UK Marketing Authorisation”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 18, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma to Submit FDA-Approved Talicia® for
UK Marketing Authorisation

RedHill plans to submit UK MAA1 for Talicia for H. pylori infection, using MHRA’s2 new fast-
track approval process, referencing FDA approval, with potential UK approval in Q4/25
--
Listed by ACG3 Clinical Guideline as a first-line option, Talicia is the leading branded H. pylori therapy prescribed by U.S. gastroenterologists and the only FDA-approved all-in-one, low-dose rifabutin-based therapy designed to address H. pylori resistance to other antibiotics
--
Talicia is also approved and launched in the UAE4 and additional countries may accept UK
MHRA approvals as a reference for their own marketing approval processes
--
H. pylori infection is a billion-dollar market opportunity affecting approximately 40% of the UK adult population,5 a third of the U.S. adult population and over 50% of the global adult population6

RALEIGH, N.C., March 18, 2025 -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced its plan to submit a UK Marketing Authorisation Application (MAA) for Talicia for treatment of helicobacter pylori (H. pylori) infection under the Medicines and Healthcare products Regulatory Agency’s (MHRA) International Recognition Procedure (IRP), a fast-track regulatory process for UK drug approvals based on a recognized reference approval. Utilizing the U.S. Food and Drug Administration (FDA) approval of Talicia as reference, potential UK approval could be received as early as the fourth quarter of 2025.

Talicia, the only FDA-approved all-in-one, low-dose rifabutin-based therapy designed to address H. pylori resistance to other antibiotics commonly used in H. pylori therapies, is listed in the American College of Gastroenterology (ACG) Guideline as a first-line treatment option and is the number one branded H. pylori therapy prescribed by U.S. gastroenterologists. Some additional countries may accept UK MHRA approvals as a reference for their own approval processes which could expedite ongoing discussions with prospective territorial commercialization partners for Talicia.

H. pylori infection affects approximately 35% of the U.S. adult population and over 50% of the global adult population7. It is classified, by the World Health Organization (WHO), as a Group 1 carcinogen and the strongest known risk factor for gastric cancer (causing between 70% to 90% of cases) and a major risk factor for peptic ulcer disease (causing 90% of cases)8.

Dror Ben-Asher, RedHill's Chief Executive Officer, said: “The American College of Gastroenterology (ACG) Guideline specifically recommends against the use of clarithromycin as part of any H. pylori treatment regimen without prior susceptibility testing. Resistance to both clarithromycin and levofloxacin, estimated at up to 40%, has been rising significantly and is linked to high H. pylori treatment failure rates – with more than one in three patients failing on standard proton pump inhibitor-clarithromycin triple therapy when used in the face of known clarithromycin resistance9. Talicia is now the leading prescribed branded H. pylori therapy by U.S. gastroenterologists, with the ACG Guideline listing it as first-line treatment option for H. pylori infection, based on Talicia’s proven superior efficacy – up to 90% effective - and safety, zero to minimal rifabutin resistance, and its convenient FDA-approved three-times daily (TID) ‘breakfast, lunch, and dinner’ dosing, providing for easier adherence.10,11,12 Almost 40% of the UK population are infected by H. pylori13,14 and 18 people are diagnosed with gastric cancer in the UK every day15, despite confirmed eradication of H. pylori infection leading to a 75% decreased risk of gastric cancer.16 We are committed to expanding the global access and sales of Talicia following approvals in the U.S. and UAE4, and planned UK submission, and we are exploring opportunities with potential commercialization partners in this global predicted billion-dollar market.”

About Talicia
Approved by the FDA for the treatment of H. pylori infection in adults in November 2019, Talicia is a novel, fixed-dose, all-in-one oral capsule combination of two antibiotics (amoxicillin and rifabutin) and a proton pump inhibitor (omeprazole). Talicia has received eight years of U.S. market exclusivity under its Qualified Infectious Disease Product (QIDP) designation and is also covered by U.S. patents which extend patent protection until 2034 with additional patents and applications pending and granted in various territories worldwide.  Talicia is also approved by the United Arab Emirates (UAE) Ministry of Health and was launched there by Ghassan Aboud Group (GAG) in August 2024.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA approved gastrointestinal drug Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults17. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple indications with U.S. government and academic collaborations for development for radiation and chemical exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program study in prostate cancer in combination with Bayer’s darolutamide; (ii) RHB-204 with a planned Phase 2 study for Crohn’s disease and Phase 3-stage for pulmonary nontuberculous mycobacteria (NTM) disease; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; and  (v) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. RHB-102 is partnered with Hyloris Pharma (EBR: HYL) for worldwide development and commercialization outside North America.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.
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Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include, among others, statements regarding the potential submission of Talicia® for UK Marketing Authorisation and any approval thereof and statements regarding the potential effects of Talicia® in the treatment of Helicobacter pylori infection. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the Company may not submit a UK MAA for Talicia and if it does that submission may not be successful; the risk that the development of RHB-204 for Crohn’s disease may not be completed and if completed may not be successful; the risk that the Company will not benefit from its agreement with Hyloris as currently anticipated; the Company's ability to maintain compliance with the Nasdaq Capital Market's listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the Company’s development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk of market and other conditions and that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: R&D

1 MAA refers to Marketing Authorisation Application
2 MHRA refers to Medicines and Healthcare products Regulatory Authority
3 ACG refers to American College of Gastroenterologists
4 UAE refers to United Arab Emirates
5 https://gutscharity.org.uk/advice-and-information/conditions/helicobacter-pylori/
6 Hooi JKY, et al. Global Prevalence of Helicobacter Pylori Infection: Systematic Review and Meta-Analysis. Gastroenterology. 2017;153(2):420–429.
7 Hooi JKY, et al. Global Prevalence of Helicobacter Pylori Infection: Systematic Review and Meta-Analysis. Gastroenterology. 2017;153(2):420–429.
8 https://juvisepharmaceuticals.com/our-therapeutic-areas/gastroenterology/
9 Chey et al. Am J Gastroenterol. 2024
10 Resistance rates as determined by in vitro testing of 345 H. pylori isolates collected at baseline from patients enrolled in the Talicia pivotal trial
11 Defined as the PK population which included those subjects in the ITT population who had demonstrated presence of any component of investigational drug at visit 3 (approx. day 13) or had undetected levels drawn >250 hours after the last dose.
12 The pivotal Phase 3 study with Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator arm (ITT analysis, p<0.0001).
13 https://gutscharity.org.uk/wp-content/uploads/2019/01/Guts-UK-Helicobacter-pylori-Leaflet.pdf
14 Hooi JKY, et al. Global Prevalence of Helicobacter Pylori Infection: Systematic Review and Meta-Analysis. Gastroenterology. 2017;153(2):420–429.
15 https://www.cancerresearchuk.org/health-professional/cancer-statistics/statistics-by-cancer-type/stomach-cancer
16 Kumar S, et al. Risk Factors and Incidence of Gastric Cancer After Detection of Helicobacter pylori Infection: A Large Cohort Study. Gastroenterology. 2020;158(3)
17 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

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